SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Second Quarter 2016 Results July 29, 2016 Page 1

AMBEV REPORTS 2016 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, July 29, 2016 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2016 second quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reaisand prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the six-month period ended June 30, 2016 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Net revenue (NR) was up 3.2% in the quarter, explained by growth in all of our operations (Brazil +1.7%, CAC +19.9%, LAS +2.6% and Canada +1.6%). Volumes were down 6.7% mainly driven by a decline in Brazil and Argentina as economic and political volatility in these countries continued to put pressure on beverage consumption. This decline was more than offset by a solid net revenue per hectoliter (NR/hl) increase of 10.6%, due to our revenue management initiatives and premium mix in most of the countries we operate.

Cost of Goods Sold (COGS): Our COGS increased by 0.6% while, on a per hectoliter basis, the increase was 7.8% mainly driven by inflationary pressures and unfavorable currency movements, partly offset, among other factors, by FX and commodity hedges, the growth of 300ml returnable glass bottles and the benefit of procurement savings.

Selling, General & Administrative (SG&A) expenses: SG&A (excluding depreciation and amortization) was up 7.8%, below our weighted average inflation (around 9.3%), mainly due to efficiency gains in sales & marketing and cost savings in administrative expenses, while distribution expenses grew in line with inflation.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA reached R$ 4,204.6 million (+1.8%) in 2Q16 with gross margin expansion of 100bps and EBITDA margin compression of 60bps.

Normalized Net Profit and EPS: Normalized Net Profit was R$ 2,194.7 million (-22.4%) in the quarter due to a higher net finance expense mainly driven by (i) higher carry cost of our COGS hedges, (ii) mark to market losses of CAPEX hedges, (iii) a non cash impact driven by accretion expense related to our investment in Dominican Republic (around R$ 150 million in the quarter) and (iv) a non cash impact due to foreign exchange translation losses on intercompany loans (around R$ 90 million in the quarter). Effective tax rate was 9.4% versus 6.1% last year. Normalized EPS was R$ 0.13 in 2Q16.

Operating Cash Generation and CAPEX: In the quarter, cash generated from operations was R$ 2.5 billion while CAPEX reached R$ 1.1 billion. Year to date, we generated R$ 4.7 billion in cash from operations while CAPEX reached R$ 1.8 billion. In Brazil, CAPEX year to date is R$ 930 million.

Pay-out and Financial discipline: In 2Q16, we announced a R$ 2 billion dividend to be paid as from July 29th, 2016. Year to date, we have paid/announced R$ 4.2 billion in interest on capital and dividends. As of June 30th, 2016, our net cash position was R$ 2,182.9 million.

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	2Q15	2Q16	Reported	Organic	YTD15	YTD16	Reported	Organic
Total volumes	37,960.0	35,667.8	-6.0%	-6.7%	81,141.0	75,625.1	-6.8%	-7.2%
Net sales	9,910.0	10,377.2	4.7%	3.2%	20,678.8	21,942.3	6.1%	2.9%
Gross profit	6,135.4	6,482.6	5.7%	4.8%	13,290.3	14,087.4	6.0%	3.5%
Gross margin	61.9%	62.5%	60 bps	100 bps	64.3%	64.2%	-10 bps	40 bps
Normalized EBITDA	4,123.3	4,204.6	2.0%	1.8%	9,196.3	9,469.0	3.0%	1.4%
Normalized EBITDA margin	41.6%	40.5%	-110 bps	-60 bps	44.5%	43.2%	-130 bps	-60 bps
Normalized profit	2,829.7	2,194.7	-22.4%		5,800.4	5,095.0	-12.2%
Normalized EPS	0.17	0.13	-24.7%		0.35	0.31	-13.2%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2015 (2Q15). Values in this release may not add up due to rounding.

Second Quarter 2016 Results July 29, 2016 Page 2

Management Comments

Second quarter presented high economic and political volatility in our most important countries, Brazil and Argentina, partly offseting a solid growth in Central America and the Caribbean and Canada. Consolidated top line was up 3.2% and EBITDA up 1.8%.

In Brazil, our performance improved when compared to the first quarter but not in the speed that we anticipated. Consumer confidence has recently showed some sequential improvement but rising unemployment continued to put pressure on disposable income and beer industry volumes.

In a challenging and volatile first half of the year, we have been focusing on our commercial platforms to further strengthen our competitive position in Brazil:

•         Elevate the Core

Driving superior top line performance in a sustainable way.

o    We have been expanding our presence and boosting events such as St. Johns Festivals (Festas Juninas) and the São Paulo LGBT Pride Parade, not only delivering great experiences and creating enduring bonds with our consumers but also activating demand in new occasions.

o    Preference of Skol continued to trend up, significantly above our market share, specially among its core target consumers.

•         Accelerate Premium

Driving positive price mix through better execution and portfolio expansion.

o    We launched a new one way 600ml exclusive bottle for Budweiser, highlighting its premium positioning through an unique and cool design.

o    Premium top line and volumes grew double digits, with Budweiser leading the segment in Brazil.

•         Near Beer

Targeting volume opportunities beyond traditional beer occasions.

o    Near beer volumes also grew double digits led by the Beats family and supported by Brahma 0.0% resilient growth.

•         Shape In Home

Improving the shopper experience and driving affordability through returnables.

o    300ml returnable glass bottles volumes are growing above 100% year over year in supermarkets, reaching critical mass in our volumes.

o    We are starting a new step in our RGB execution for In Home occasion, launching a national campaign for the “Minis” (300ml RGB bottles).

•         Boost Out of Home

Enhancing the out of home experience and building brands.

o    We have been strengthening our market position in the on trade channel with our complete portfolio of brands and packs, supported by an improved point of sales execution.

o    1 liter returnable glass bottles have started to increase its weight in our portfolio once again, growing volumes year to date by improving affordability to our consumers in the Out of Home occasion.

We have also been making use of our cost management capabilities to protect our profitability in Brazil. Along  with a better than expected COGS performance, SG&A year to date is growing significantly below inflation and we are aiming for a low single digit growth in the full year.

Second Quarter 2016 Results July 29, 2016 Page 3

In our international operations, Central America and the Caribbean (CAC) had another quarter of strong volume growth, as we continue to expand our presence in the region. Coupled with a solid revenue management strategy and efficiency gains, our CAC EBITDA was up by 25.1%, with a margin expansion of 150bps. In Latin America South (LAS), our revenue management initiatives coupled with a disciplined cost management allowed us to once again deliver EBITDA growth (+8.7%) and strong EBITDA margin expansion in the region (+210bps), despite the adverse scenario in Argentina where volumes were down double digits. And in Canada, we had a solid performance with top line and EBITDA growth (1.6% and 2.5% respectively, EBITDA margin up 40bps), mainly driven by our performance in premium, craft and near beer portfolio.

Looking at our divisional performance highlights:

•         Brazil. NR in Brazil was up 1.7% in 2Q16 and EBITDA down 2.7% to R$ 2,477 million, with a 200bps margin compression.

o    In Beer Brazil, net revenues increased by 2.0% in the quarter. Volumes were down 4.5% in the quarter as the mainstream segment continued to be pressured by an adverse and volatile macroeconomic environment. Market share trend improved in the second quarter but we were still below last year’s level. Net revenue per hectoliter was up by 6.9% due to our revenue management initiatives, including the benefit of premium mix, but partly offset by the growth of the 1 liter and 300ml returnable glass bottles, that carry a relatively lower NR/hl.

o    In CSD & NANC Brazil, top line was slightly up (+0.2%) as volume decline of 5.2% was offset by NR/hl growth of 5.7%. Declining real disposable income is also impacting the CSD industry,  with consumers trading down from soft drinks to water and cheap powder juices. On the other hand, we had a strong performance in our NANC portfolio, mainly driven by double digit volume growth of Gatorade, Lipton and Fusion.

o    Brazil cash COGS was up 3.4% while on a per hectoliter basis 8.5% as the impact from overall inflation and year over year Brazilian Real devaluation was mainly offset by procurement initiatives, higher weight of 300ml returnable glass bottles and FX hegdes.

o    Brazil cash SG&A was up 7.8% due to (i) higher sales and marketing expenses, as we started to activate initiatives for the Rio 2016 Olympic Games, (ii) higher distribution expenses mainly due to inflation and higher weight of direct distribution and (iii) low single digit growth of admininstrative expenses, mainly due to efficiency gains in our non working money base.

•         Central America and the Caribbean (CAC). EBITDA in the region totaled R$ 354 million in 2Q16 versus R$ 251 million in 2Q15 (+25.1%), driven by top line growth (+19.9%) and EBITDA margin expansion (+150bps).

o    We had another quarter of solid top line performance with volumes growing 8.8% in the region. In Dominican Republic, we continued to expand the beer category by connecting with our consumers through relevant platforms, such as Barbarella, the largest electronic dance music festival in the Caribbean, and more than a thousand micro events in the country. In Guatemala, we continued to improve our execution with Modelo and Corona, driving volumes in a profitable way. The robust top line growth coupled with another quarter of solid financial discipline led to a 150bps of EBITDA margin expansion.

•         Latin America South (LAS). EBITDA for the region reached R$ 665 million (+8.7%) in the 2Q16 with top line up 2.6% and a 210bps EBITDA margin expansion.

o    Volumes were down 19.8% in LAS mainly driven by Peru CSD exit in 3Q15 (adjusted for Peru CSD, our volumes would be down low teens) and double digits volume decline in Argentina, as adjustments and structural reforms undergoing in the country, while potentially positive for the future, continue to pressure disposable income and consumption in the short term. Volume weakness in Argentina was offset by a solid revenue management and disciplined cost management in the country, coupled with strong performance in (i) Paraguay, mainly driven by Budweiser, Pilsen and Brahma; and (ii) Chile, as we benefited from the addition of Budweiser in our portfolio. Top line was up 2.6% with a NR/hl increase of 27.9%, while EBITDA grew 8.7% with an EBITDA margin expansion of 210bps.

Second Quarter 2016 Results July 29, 2016 Page 4

•         Canada. Canada delivered an EBITDA of R$ 709 million in 2Q16 (+9.4% in local currency, including the result of recent acquisitions of craft and near beer brands and their successful integration in our distribution network; +2.5% organic) driven by top line growth (+11.8% local currency, +1.6% organic), along with an EBITDA margin expansion of 40bps.

o    We had another quarter of solid top line performance in Canada, mainly driven by the benefit of our strategic acquisitions in the fast growing craft, ready-to-drink and cider categories, leading to the 10th quarter in a row of market share gain. Organic volume was down 1.0%, while up 8.7% when included our recent acquisitions. NR/hl was up 2.4% organically driven by our revenue management strategies and the improvement of our premium mix.

Second Quarter 2016 Results July 29, 2016 Page 5

Outlook

It has been a challenging 2016, specially in Brazil Beer. Our performance improved versus 1Q16 but we are not pleased with the speed of our recovery nor results achieved in 1H16, particularly in the mainstream segment.

We have seen some early signs of stabilization in the macroeconomic front, with inflation slowing down and consumer confidence sequentially improving, but rising unemployment should continue to pressure disposable income in the short term.

To reflect this reality, we are updating our top line guidance for 2016, also including a new scenario for RGBs in the full year and its impact in net revenue per hectoliter.

We are also updating our COGS guidance to reflect the benefit of RGBs, along with an important evolution of our cost initiatives.

We now expect:

•         Top line in Brazil to be flat in the full year instead of mid to high single digit as previously expected;

•         Cash COGS in Brazil to grow mid to high single digit in the full year instead of low to mid teens as previously expected.

We have no changes to our SG&A and capex guidance. We continue to expect:

•         Brazil cash SG&A to grow low single digit in the full year;

•         Capex in Brazil to decline year over year.

In this context, we will take advantage of an anticipated soft semester to build a stronger momentum for our Core Brands. Our strategy to focus on our five commercial platforms does not change, but we will boost some specific initiatives.

Within Elevate The Core, Shape in Home and Boost Out of Home platforms, we will increase the focus on affordability without compromising the power of our core brands, mainly through our RGB and complete pack price strategy:

•         “Mini, everything that is good returns!”: For the first time in many years, we are launching a national campaign for RGBs, including TV spots, social media and regional activation in convenience stores, pit stops and supermarkets, highlighting the “everyday low price” proposition of the Minis (300ml returnable glass bottles).

•         We are boosting our commercial initiatives in underperforming regions, ensuring that we have a complete portfolio of brands, solid revenue management and strong service level in the on and off trade.

We will also leverage on large scale marketing platforms to connect with consumers and boost the preference of our core brands:

•         We will deliver a national 360o approach in the Olympic Games, ranging from unique experiences in Rio, such as micro events and Vila Skol, to trade marketing activation in the main urban centers of Brazil;

•         In the current environment, we are seeing opportunities to expand Skol, Brahma and Antarctica sponsorship in major music and sporting events on which we were not present until today.

In Premium and Near Beer, the game plan does not change. We remain confident in our ability to continue to lead these fast growing segments, with a complete portfolio approach and dedicated service level.

Across other geographies, we continue to see significant top line growth and EBITDA margin expansion opportunities to be captured in the Central America and the Caribbean region. In LAS, while Argentina continues to experience short term volatility due to structural reforms undergoing in the country, we remain confident in our ability to deliver solid profitable growth in the region. In Canada, we will continue to pursue a strong top line momentum in a profitable way by delivering best-in-class execution of our core and premium brands while leveraging on our recent acquisitions in craft and near beer.

Second Quarter 2016 Results July 29, 2016 Page 6

Ambev Consolidated Income Statement

Consolidated income statement	2Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q16	Reported	Organic
Net revenue	9,910.0	187.6	(39.1)	318.7	10,377.2	4.7%	3.2%
Cost of goods sold (COGS)	(3,774.6)	(92.0)	(5.5)	(22.5)	(3,894.6)	3.2%	0.6%
Gross profit	6,135.4	95.7	(44.6)	296.2	6,482.6	5.7%	4.8%
Selling, general and administrative (SG&A)	(3,124.2)	(58.8)	22.3	(332.2)	(3,492.9)	11.8%	10.4%
Other operating income	348.2	3.1	3.5	(23.7)	331.1	-4.9%	-6.7%
Normalized operating income (normalized EBIT)	3,359.4	40.0	(18.8)	(59.7)	3,320.8	-1.1%	-1.8%
Exceptional items above EBIT	(238.9)		(0.4)	217.0	(22.2)	-90.7%	-90.8%
Net finance results	(363.0)				(899.9)	147.9%
Share of results of associates	2.6				0.4	-85.0%
Income tax expense	(169.2)				(226.6)	33.9%
Profit	2,590.8				2,172.5	-16.1%
Attributable to Ambev holders	2,508.7				2,046.2	-18.4%
Attributable to non-controlling interests	82.2				126.4	53.8%
Normalized profit	2,829.7				2,194.7	-22.4%
Attributable to Ambev holders	2,747.6				2,068.4	-24.7%

Normalized EBITDA	4,123.3	44.5	(38.3)	75.1	4,204.6	2.0%	1.8%

Consolidated income statement	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Net revenue	20,678.8	254.9	407.5	601.0	21,942.3	6.1%	2.9%
Cost of goods sold (COGS)	(7,388.5)	(117.4)	(219.5)	(129.5)	(7,854.9)	6.3%	1.7%
Gross profit	13,290.3	137.5	188.0	471.5	14,087.4	6.0%	3.5%
Selling, general and administrative (SG&A)	(6,344.6)	(83.4)	(130.7)	(530.9)	(7,089.6)	11.7%	8.3%
Other operating income	815.0	2.1	8.1	(101.7)	723.5	-11.2%	-12.5%
Normalized operating income (normalized EBIT)	7,760.8	56.3	65.4	(161.2)	7,721.3	-0.5%	-2.1%
Exceptional items above EBIT	(246.7)		(0.4)	218.6	(28.5)	-88.5%	-88.6%
Net finance results	(844.7)				(2,071.2)	145.2%
Share of results of associates	5.0				7.8	57.0%
Income tax expense	(1,120.7)				(563.0)	-49.8%
Profit	5,553.7				5,066.5	-8.8%
Attributable to Ambev holders	5,319.3				4,813.0	-9.5%
Attributable to non-controlling interests	234.4				253.5	8.2%
Normalized profit	5,800.4				5,095.0	-12.2%
Attributable to Ambev holders	5,566.0				4,841.5	-13.0%

Normalized EBITDA	9,196.3	63.5	77.2	132.0	9,469.0	3.0%	1.4%

Second Quarter 2016 Results July 29, 2016 Page 7

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Second Quarter 2016 Results July 29, 2016 Page 8

Ambev Consolidated

We delivered during the quarter R$ 10,377.2 million of Net Revenue (+3.2%) and R$ 4,204.6 million of Normalized EBITDA (+1.8%).

Ambev results	2Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q16	Reported	Organic
Volume ('000 hl)	37,960.0	267.8		(2,560.0)	35,667.8	-6.0%	-6.7%
Net revenue	9,910.0	187.6	(39.1)	318.7	10,377.2	4.7%	3.2%
Net revenue/hl	261.1	3.1	(1.1)	27.9	290.9	11.4%	10.6%
COGS	(3,774.6)	(92.0)	(5.5)	(22.5)	(3,894.6)	3.2%	0.6%
COGS/hl	(99.4)	(1.7)	(0.2)	(7.9)	(109.2)	9.8%	7.8%
COGS excl. deprec.&amort.	(3,246.0)	(89.3)	(12.4)	10.0	(3,337.7)	2.8%	-0.3%
COGS/hl excl. deprec. &amort	(85.5)	(1.7)	(0.3)	(6.0)	(93.6)	9.4%	6.9%
Gross profit	6,135.4	95.7	(44.6)	296.2	6,482.6	5.7%	4.8%
Gross margin	61.9%				62.5%	60 bps	100 bps
SG&A excl. deprec.&amort.	(2,888.9)	(56.9)	9.7	(229.9)	(3,166.1)	9.6%	7.8%
SG&A deprec.&amort.	(235.3)	(1.9)	12.6	(102.3)	(326.9)	38.9%	43.1%
SG&A total	(3,124.2)	(58.8)	22.3	(332.2)	(3,492.9)	11.8%	10.4%
Other operating income	348.2	3.1	3.5	(23.7)	331.1	-4.9%	-6.7%
Normalized EBIT	3,359.4	40.0	(18.8)	(59.7)	3,320.8	-1.1%	-1.8%
Normalized EBIT margin	33.9%				32.0%	-190 bps	-160 bps
Normalized EBITDA	4,123.3	44.5	(38.3)	75.1	4,204.6	2.0%	1.8%
Normalized EBITDA margin	41.6%				40.5%	-110 bps	-60 bps

Ambev results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	81,141.0	357.4		(5,873.3)	75,625.1	-6.8%	-7.2%
Net revenue	20,678.8	254.9	407.5	601.0	21,942.3	6.1%	2.9%
Net revenue/hl	254.9	2.0	5.4	27.9	290.1	13.8%	10.9%
COGS	(7,388.5)	(117.4)	(219.5)	(129.5)	(7,854.9)	6.3%	1.7%
COGS/hl	(91.1)	(1.0)	(2.9)	(8.9)	(103.9)	14.1%	9.6%
COGS excl. deprec.&amort.	(6,409.2)	(113.8)	(198.3)	(19.7)	(6,741.0)	5.2%	0.3%
COGS/hl excl. deprec. &amort	(79.0)	(1.0)	(2.6)	(6.5)	(89.1)	12.8%	8.1%
Gross profit	13,290.3	137.5	188.0	471.5	14,087.4	6.0%	3.5%
Gross margin	64.3%				64.2%	-10 bps	40 bps
SG&A excl. deprec.&amort.	(5,888.4)	(79.8)	(140.1)	(347.5)	(6,455.8)	9.6%	5.8%
SG&A deprec.&amort.	(456.2)	(3.5)	9.3	(183.4)	(633.7)	38.9%	39.9%
SG&A total	(6,344.6)	(83.4)	(130.7)	(530.9)	(7,089.6)	11.7%	8.3%
Other operating income	815.0	2.1	8.1	(101.7)	723.5	-11.2%	-12.5%
Normalized EBIT	7,760.8	56.3	65.4	(161.2)	7,721.3	-0.5%	-2.1%
Normalized EBIT margin	37.5%				35.2%	-230 bps	-170 bps
Normalized EBITDA	9,196.3	63.5	77.2	132.0	9,469.0	3.0%	1.4%
Normalized EBITDA margin	44.5%				43.2%	-130 bps	-60 bps

Second Quarter 2016 Results July 29, 2016 Page 9

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and Central America and the Caribbean (CAC) operations. LAN EBITDA for the quarter totaled R$ 2,830.9 million (-0.2%).

LAN results	2Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q16	Reported	Organic
Volume ('000 hl)	27,476.4			(1,004.9)	26,471.4	-3.7%	-3.7%
Net revenue	6,178.8		117.7	237.3	6,533.8	5.7%	3.8%
Net revenue/hl	224.9		4.4	17.5	246.8	9.8%	7.8%
COGS	(2,332.4)		(52.9)	(119.2)	(2,504.4)	7.4%	5.1%
COGS/hl	(84.9)		(2.0)	(7.7)	(94.6)	11.5%	9.1%
COGS excl. deprec.&amort.	(1,929.9)		(48.4)	(115.0)	(2,093.3)	8.5%	6.0%
COGS/hl excl. deprec. &amort	(70.2)		(1.8)	(7.0)	(79.1)	12.6%	10.0%
Gross profit	3,846.5		64.8	118.1	4,029.3	4.8%	3.1%
Gross margin	62.3%				61.7%	-60 bps	-50 bps
SG&A excl. deprec.&amort.	(1,787.4)		(28.2)	(146.6)	(1,962.1)	9.8%	8.2%
SG&A deprec.&amort.	(162.1)		(4.0)	(70.3)	(236.4)	45.8%	43.4%
SG&A total	(1,949.5)		(32.2)	(216.9)	(2,198.6)	12.8%	11.1%
Other operating income	334.6		(0.9)	18.8	352.5	5.4%	5.6%
Normalized EBIT	2,231.5		31.7	(80.0)	2,183.3	-2.2%	-3.6%
Normalized EBIT margin	36.1%				33.4%	-270 bps	-260 bps
Normalized EBITDA	2,796.1		40.2	(5.5)	2,830.9	1.2%	-0.2%
Normalized EBITDA margin	45.3%				43.3%	-200 bps	-180 bps

LAN results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	58,756.5			(3,284.3)	55,472.1	-5.6%	-5.6%
Net revenue	13,324.0		386.9	98.6	13,809.4	3.6%	0.7%
Net revenue/hl	226.8		7.0	15.2	248.9	9.8%	6.7%
COGS	(4,691.8)		(178.4)	(119.1)	(4,989.3)	6.3%	2.5%
COGS/hl	(79.9)		(3.2)	(6.9)	(89.9)	12.6%	8.6%
COGS excl. deprec.&amort.	(3,946.6)		(154.7)	(52.9)	(4,154.3)	5.3%	1.3%
COGS/hl excl. deprec. &amort	(67.2)		(2.8)	(4.9)	(74.9)	11.5%	7.3%
Gross profit	8,632.2		208.5	(20.5)	8,820.2	2.2%	-0.2%
Gross margin	64.8%				63.9%	-90 bps	-60 bps
SG&A excl. deprec.&amort.	(3,769.3)		(93.4)	(140.7)	(4,003.3)	6.2%	3.7%
SG&A deprec.&amort.	(321.7)		(9.5)	(123.2)	(454.4)	41.2%	38.3%
SG&A total	(4,091.0)		(102.9)	(263.9)	(4,457.7)	9.0%	6.5%
Other operating income	815.0		0.7	(36.6)	779.1	-4.4%	-4.5%
Normalized EBIT	5,356.2		106.3	(321.0)	5,141.5	-4.0%	-6.0%
Normalized EBIT margin	40.2%				37.2%	-300 bps	-270 bps
Normalized EBITDA	6,423.1		139.4	(131.6)	6,431.0	0.1%	-2.0%
Normalized EBITDA margin	48.2%				46.6%	-160 bps	-130 bps

Second Quarter 2016 Results July 29, 2016 Page 10

Ambev Brazil

We delivered R$ 2,477.3 million (-2.7%) of Normalized EBITDA in Brazil in the quarter, with an EBITDA margin of 44.6% (-200bps yoy). Net revenue grew 1.7% in the quarter, with a volume decline of 4.7% and a NR/hl increase of 6.8%. Cash COGS was up 3.4% driven by volume decline and a 8.5% increase in cash COGS/hl. SG&A (excluding depreciation and amortization) expenses were up 7.8% in the quarter.

Ambev Brazil results	2Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q16	Reported	Organic
Volume ('000 hl)	25,317.4			(1,195.5)	24,121.9	-4.7%	-4.7%
Net revenue	5,458.5			94.1	5,552.6	1.7%	1.7%
Net revenue/hl	215.6			14.6	230.2	6.8%	6.8%
COGS	(1,954.1)			(110.1)	(2,064.2)	5.6%	5.6%
COGS/hl	(77.2)			(8.4)	(85.6)	10.9%	10.9%
COGS excl. deprec.&amort.	(1,648.1)			(55.3)	(1,703.3)	3.4%	3.4%
COGS/hl excl. deprec. &amort	(65.1)			(5.5)	(70.6)	8.5%	8.5%
Gross profit	3,504.4			(16.0)	3,488.4	-0.5%	-0.5%
Gross margin	64.2%				62.8%	-140 bps	-140 bps
SG&A excl. deprec.&amort.	(1,601.1)			(125.2)	(1,726.2)	7.8%	7.8%
SG&A deprec.&amort.	(150.6)			(57.2)	(207.7)	38.0%	38.0%
SG&A total	(1,751.6)			(182.3)	(1,934.0)	10.4%	10.4%
Other operating income	336.2			18.1	354.3	5.4%	5.4%
Normalized EBIT	2,089.0			(180.2)	1,908.7	-8.6%	-8.6%
Normalized EBIT margin	38.3%				34.4%	-390 bps	-390 bps
Normalized EBITDA	2,545.6			(68.2)	2,477.3	-2.7%	-2.7%
Normalized EBITDA margin	46.6%				44.6%	-200 bps	-200 bps

Ambev Brazil results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	54,612.1			(3,682.0)	50,930.0	-6.7%	-6.7%
Net revenue	11,976.9			(166.2)	11,810.7	-1.4%	-1.4%
Net revenue/hl	219.3			12.6	231.9	5.7%	5.7%
COGS	(4,027.1)			(50.1)	(4,077.2)	1.2%	1.2%
COGS/hl	(73.7)			(6.3)	(80.1)	8.6%	8.6%
COGS excl. deprec.&amort.	(3,423.9)			58.4	(3,365.5)	-1.7%	-1.7%
COGS/hl excl. deprec. &amort	(62.7)			(3.4)	(66.1)	5.4%	5.4%
Gross profit	7,949.8			(216.3)	7,733.5	-2.7%	-2.7%
Gross margin	66.4%				65.5%	-90 bps	-90 bps
SG&A excl. deprec.&amort.	(3,411.7)			(109.1)	(3,520.7)	3.2%	3.2%
SG&A deprec.&amort.	(299.7)			(105.3)	(405.0)	35.1%	35.1%
SG&A total	(3,711.3)			(214.4)	(3,925.7)	5.8%	5.8%
Other operating income	813.0			(38.8)	774.2	-4.8%	-4.8%
Normalized EBIT	5,051.4			(469.5)	4,582.0	-9.3%	-9.3%
Normalized EBIT margin	42.2%				38.8%	-340 bps	-340 bps
Normalized EBITDA	5,954.3			(255.6)	5,698.6	-4.3%	-4.3%
Normalized EBITDA margin	49.7%				48.2%	-150 bps	-150 bps

Second Quarter 2016 Results July 29, 2016 Page 11

Beer Brazil

In 2Q16, EBITDA for Beer Brazil was R$ 2,133.8 million (-2.4%) with an EBITDA margin compression of 200bps to 45.4%.

NR was up 2.0% in the quarter. Volumes were down 4.5% as our core portfolio continued to be pressured by an adverse and volatile macroeconomic environment. Market share trend improved in the second quarter but we were still below last year’s level. NR/hl grew 6.9% due to our revenue management initiatives, including the benefit of premium mix, but partly offset by higher weight of 1 liter and 300ml returnable glass bottles. Cash COGS/hl increased by 9.0%, driven by overall inflation and Brazilian Real devaluation, partially offset by procurement initiatives, higher weight of 300ml returnable glass bottles and FX hegdes. Cash SG&A grew 5.8% as a result of (i) higher sales and marketing expenses, as we started to activate initiatives for the Rio 2016 Olympic Games, (ii) higher distribution expenses mainly due to inflation and higher weight of direct distribution and (iii) low single digit growth of administrative expenses, mainly due to efficiency gains in our non working money.

Beer Brazil results	2Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q16	Reported	Organic
Volume ('000 hl)	18,500.6			(840.9)	17,659.7	-4.5%	-4.5%
Net revenue	4,609.2			92.4	4,701.6	2.0%	2.0%
Net revenue/hl	249.1			17.1	266.2	6.9%	6.9%
COGS	(1,547.7)			(86.3)	(1,634.0)	5.6%	5.6%
COGS/hl	(83.7)			(8.9)	(92.5)	10.6%	10.6%
COGS excl. deprec.&amort.	(1,283.4)			(52.1)	(1,335.5)	4.1%	4.1%
COGS/hl excl. deprec. &amort	(69.4)			(6.3)	(75.6)	9.0%	9.0%
Gross profit	3,061.6			6.0	3,067.6	0.2%	0.2%
Gross margin	66.4%				65.2%	-120 bps	-120 bps
SG&A excl. deprec.&amort.	(1,431.2)			(83.6)	(1,514.7)	5.8%	5.8%
SG&A deprec.&amort.	(111.3)			(68.1)	(179.5)	61.2%	61.2%
SG&A total	(1,542.5)			(151.7)	(1,694.2)	9.8%	9.8%
Other operating income	290.6			(8.1)	282.5	-2.8%	-2.8%
Normalized EBIT	1,809.6			(153.8)	1,655.8	-8.5%	-8.5%
Normalized EBIT margin	39.3%				35.2%	-410 bps	-410 bps
Normalized EBITDA	2,185.3			(51.5)	2,133.8	-2.4%	-2.4%
Normalized EBITDA margin	47.4%				45.4%	-200 bps	-200 bps

Beer Brazil results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	40,579.8			(3,052.6)	37,527.2	-7.5%	-7.5%
Net revenue	10,176.8			(165.4)	10,011.4	-1.6%	-1.6%
Net revenue/hl	250.8			16.0	266.8	6.4%	6.4%
COGS	(3,204.8)			(28.6)	(3,233.4)	0.9%	0.9%
COGS/hl	(79.0)			(7.2)	(86.2)	9.1%	9.1%
COGS excl. deprec.&amort.	(2,684.1)			51.2	(2,633.0)	-1.9%	-1.9%
COGS/hl excl. deprec. &amort	(66.1)			(4.0)	(70.2)	6.1%	6.1%
Gross profit	6,972.0			(193.9)	6,778.0	-2.8%	-2.8%
Gross margin	68.5%				67.7%	-80 bps	-80 bps
SG&A excl. deprec.&amort.	(3,011.6)			(80.0)	(3,091.6)	2.7%	2.7%
SG&A deprec.&amort.	(222.1)			(116.5)	(338.6)	52.4%	52.4%
SG&A total	(3,233.7)			(196.5)	(3,430.2)	6.1%	6.1%
Other operating income	716.4			(97.2)	619.2	-13.6%	-13.6%
Normalized EBIT	4,454.7			(487.6)	3,967.1	-10.9%	-10.9%
Normalized EBIT margin	43.8%				39.6%	-420 bps	-420 bps
Normalized EBITDA	5,197.6			(291.4)	4,906.2	-5.6%	-5.6%
Normalized EBITDA margin	51.1%				49.0%	-210 bps	-210 bps

Second Quarter 2016 Results July 29, 2016 Page 12

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 343.5 million (-4.7%) in the 2Q16, with an EBITDA margin of 40.4% (-200bps).

Net revenue was flattish (+0.2%), as a volume decline of 5.2% was fully offset by a NR/hl growth of 5.7%. The CSD industry continued to be pressured by a declining disposable income, with consumers trading down from soft drinks to water and cheap powder juices. On the other hand, we had a strong performance in our NANC portfolio, mainly driven by double digit growth of Gatorade, Lipton and Fusion. Cash COGS/hl increased by 6.4% as inflation and currency year over year devaluation was partly offset by our FX and commodity hedges, and procurement savings. Cash SG&A was up 24.5% due to overall inflation and timing of sales and marketing and administrative expenses.

CSD&Nanc Brazil results	2Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q16	Reported	Organic
Volume ('000 hl)	6,816.9			(354.7)	6,462.2	-5.2%	-5.2%
Net revenue	849.3			1.7	851.0	0.2%	0.2%
Net revenue/hl	124.6			7.1	131.7	5.7%	5.7%
COGS	(406.4)			(23.7)	(430.2)	5.8%	5.8%
COGS/hl	(59.6)			(6.9)	(66.6)	11.7%	11.7%
COGS excl. deprec.&amort.	(364.7)			(3.1)	(367.8)	0.9%	0.9%
COGS/hl excl. deprec. &amort	(53.5)			(3.4)	(56.9)	6.4%	6.4%
Gross profit	442.8			(22.0)	420.8	-5.0%	-5.0%
Gross margin	52.1%				49.5%	-260 bps	-260 bps
SG&A excl. deprec.&amort.	(169.9)			(41.6)	(211.5)	24.5%	24.5%
SG&A deprec.&amort.	(39.2)			11.0	(28.3)	-28.0%	-28.0%
SG&A total	(209.2)			(30.6)	(239.8)	14.6%	14.6%
Other operating income	45.6			26.2	71.8	57.4%	57.4%
Normalized EBIT	279.3			(26.4)	252.9	-9.5%	-9.5%
Normalized EBIT margin	32.9%				29.7%	-320 bps	-320 bps
Normalized EBITDA	360.3			(16.8)	343.5	-4.7%	-4.7%
Normalized EBITDA margin	42.4%				40.4%	-200 bps	-200 bps

CSD&Nanc Brazil results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	14,032.3			(629.5)	13,402.8	-4.5%	-4.5%
Net revenue	1,800.0			(0.8)	1,799.3	0.0%	0.0%
Net revenue/hl	128.3			6.0	134.2	4.7%	4.7%
COGS	(822.3)			(21.5)	(843.8)	2.6%	2.6%
COGS/hl	(58.6)			(4.4)	(63.0)	7.4%	7.4%
COGS excl. deprec.&amort.	(739.8)			7.2	(732.5)	-1.0%	-1.0%
COGS/hl excl. deprec. &amort	(52.7)			(1.9)	(54.7)	3.7%	3.7%
Gross profit	977.8			(22.3)	955.5	-2.3%	-2.3%
Gross margin	54.3%				53.1%	-120 bps	-120 bps
SG&A excl. deprec.&amort.	(400.1)			(29.1)	(429.2)	7.3%	7.3%
SG&A deprec.&amort.	(77.5)			11.2	(66.4)	-14.4%	-14.4%
SG&A total	(477.6)			(17.9)	(495.5)	3.7%	3.7%
Other operating income	96.6			58.4	155.0	60.4%	60.4%
Normalized EBIT	596.7			18.2	614.9	3.0%	3.0%
Normalized EBIT margin	33.2%				34.2%	100 bps	100 bps
Normalized EBITDA	756.7			35.8	792.5	4.7%	4.7%
Normalized EBITDA margin	42.0%				44.0%	200 bps	200 bps

Second Quarter 2016 Results July 29, 2016 Page 13

Central America and the Caribbean (CAC)

Our operations in the Central America and the Caribbean delivered an EBITDA of R$ 353.6 million (+25.1%) in the quarter, with an EBITDA margin of 36.0% (+150 bps).

Our top line increased by 19.9% in 2Q16, mainly explained by solid 8.8% volume growth with a NR/hl increase of 10.2%. In Dominican Republic, top line was up double digits as we continued to (i) expand the beer category in the country by connecting with our consumers through relevant platforms, such as Barbarella, the largest electronic dance music festival in the Caribbean, and (ii) to activate demand in different occasions with more than a thousand micro events organized in the second quarter. In Guatemala, we had another quarter of improved execution with Modelo and Corona, driving volumes in a profitable way. EBITDA performance was also driven by our solid cost management discipline, with cash SG&A (+11.5%) growing below net revenue, driving another quarter of EBITDA margin expansion.

CAC results	2Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q16	Reported	Organic
Volume total ('000 hl)	2,158.9			190.6	2,349.5	8.8%	8.8%
Net revenue	720.3		117.7	143.2	981.2	36.2%	19.9%
Net revenue/hl	333.7		50.1	33.9	417.6	25.2%	10.2%
COGS	(378.3)		(52.9)	(9.1)	(440.3)	16.4%	2.4%
COGS/hl	(175.2)		(22.5)	10.3	(187.4)	6.9%	-5.9%
COGS excl. deprec.&amort.	(281.8)		(48.4)	(59.7)	(390.0)	38.4%	21.2%
COGS/hl excl. deprec. &amort	(130.5)		(20.6)	(14.8)	(166.0)	27.1%	11.4%
Gross profit	342.1		64.8	134.1	540.9	58.1%	39.2%
Gross margin	47.5%				55.1%	760 bps	760 bps
SG&A excl. deprec.&amort.	(186.3)		(28.2)	(21.4)	(235.9)	26.6%	11.5%
SG&A deprec.&amort.	(11.5)		(4.0)	(13.1)	(28.7)	148.6%	113.7%
SG&A total	(197.8)		(32.2)	(34.5)	(264.6)	33.7%	17.5%
Other operating income/expenses	(1.6)		(0.9)	0.7	(1.8)	7.8%	-44.9%
Normalized EBIT	142.6		31.7	100.3	274.6	92.6%	70.3%
Normalized EBIT margin	19.8%				28.0%	820 bps	830 bps
Normalized EBITDA	250.5		40.2	62.8	353.6	41.1%	25.1%
Normalized EBITDA margin	34.8%				36.0%	120 bps	150 bps

CAC results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume total ('000 hl)	4,144.4			397.7	4,542.1	9.6%	9.6%
Net revenue	1,347.1		386.9	264.8	1,998.8	48.4%	19.7%
Net revenue/hl	325.0		85.2	29.8	440.1	35.4%	9.2%
COGS	(664.7)		(178.4)	(69.0)	(912.1)	37.2%	10.4%
COGS/hl	(160.4)		(39.3)	(1.1)	(200.8)	25.2%	0.7%
COGS excl. deprec.&amort.	(522.7)		(154.7)	(111.3)	(788.8)	50.9%	21.3%
COGS/hl excl. deprec. &amort	(126.1)		(34.1)	(13.5)	(173.7)	37.7%	10.7%
Gross profit	682.4		208.5	195.8	1,086.6	59.2%	28.7%
Gross margin	50.7%				54.4%	370 bps	380 bps
SG&A excl. deprec.&amort.	(357.6)		(93.4)	(31.6)	(482.5)	34.9%	8.8%
SG&A deprec.&amort.	(22.0)		(9.5)	(17.9)	(49.4)	124.2%	81.2%
SG&A total	(379.6)		(102.9)	(49.5)	(532.0)	40.1%	13.0%
Other operating income/expenses	2.0		0.7	2.3	4.9	148.4%	114.9%
Normalized EBIT	304.7		106.3	148.5	559.6	83.6%	48.7%
Normalized EBIT margin	22.6%				28.0%	540 bps	550 bps
Normalized EBITDA	468.8		139.4	124.1	732.3	56.2%	26.5%
Normalized EBITDA margin	34.8%				36.6%	180 bps	200 bps

Second Quarter 2016 Results July 29, 2016 Page 14

Latin America South (LAS)

LAS EBITDA increased by 8.7% in 2Q16 to R$ 664.9 million, with an EBITDA margin expansion of 210 bps, to 36.7%.

Volumes were down 19.8% in LAS mainly driven by Peru CSD exit in 3Q15 (adjusted for Peru CSD, our volumes would be down low teens) and double digits volume decline in Argentina, as adjustments and structural reforms undergoing in the country, while potentially positive for the future, continue to pressure disposable income and consumption in the short term. Volume weakness in Argentina was offset by a solid revenue management and strong top line performance in (i) Paraguay, mainly driven by Budweiser, Pilsen and Brahma; and (ii) Chile, as we benefited from the addition of Budweiser in our portfolio. Top line was up 2.6% with a NR/hl increase of 27.9%. Cash COGS/hl grew 8.2%, mainly driven by inflation in Argentina, partly offset by our currency hedges and procurement initiatives. SG&A (excluding depreciation and amortization) increased by 11.7%, adversely impacted by inflationary pressures mainly in Argentina and partly offset by efficiency gains.

LAS results	2Q15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q16	Reported	Organic
Volume ('000 hl)	7,729.1			(1,527.2)	6,201.8	-19.8%	-19.8%
Net revenue	2,153.2		(396.4)	56.6	1,813.4	-15.8%	2.6%
Net revenue/hl	278.6		(63.9)	77.7	292.4	5.0%	27.9%
COGS	(927.1)		120.9	78.2	(728.1)	-21.5%	-8.4%
COGS/hl	(120.0)		19.5	(16.9)	(117.4)	-2.1%	14.1%
COGS excl. deprec.&amort.	(836.6)		105.0	110.4	(621.3)	-25.7%	-13.2%
COGS/hl excl. deprec. &amort	(108.2)		16.9	(8.8)	(100.2)	-7.5%	8.2%
Gross profit	1,226.1		(275.5)	134.7	1,085.4	-11.5%	11.0%
Gross margin	56.9%				59.9%	300 bps	470 bps
SG&A excl. deprec.&amort.	(561.9)		116.4	(66.0)	(511.6)	-9.0%	11.7%
SG&A deprec.&amort.	(59.0)		18.8	(30.6)	(70.8)	20.1%	51.9%
SG&A total	(620.9)		135.1	(96.6)	(582.4)	-6.2%	15.6%
Other operating income/expenses	13.3		5.5	(34.5)	(15.7)	nm	nm
Normalized EBIT	618.5		(134.8)	3.6	487.3	-21.2%	0.6%
Normalized EBIT margin	28.7%				26.9%	-180 bps	-50 bps
Normalized EBITDA	768.0		(169.5)	66.5	664.9	-13.4%	8.7%
Normalized EBITDA margin	35.7%				36.7%	100 bps	210 bps

LAS results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	17,797.3			(2,578.4)	15,218.8	-14.5%	-14.5%
Net revenue	4,782.4		(449.8)	454.7	4,787.3	0.1%	9.5%
Net revenue/hl	268.7		(29.6)	75.4	314.6	17.1%	28.1%
COGS	(1,876.6)		107.4	(3.2)	(1,772.3)	-5.6%	0.2%
COGS/hl	(105.4)		7.1	(18.1)	(116.5)	10.4%	17.1%
COGS excl. deprec.&amort.	(1,705.9)		95.0	48.5	(1,562.4)	-8.4%	-2.8%
COGS/hl excl. deprec. &amort	(95.9)		6.2	(13.1)	(102.7)	7.1%	13.6%
Gross profit	2,905.9		(342.4)	451.5	3,015.0	3.8%	15.5%
Gross margin	60.8%				63.0%	220 bps	330 bps
SG&A excl. deprec.&amort.	(1,113.9)		134.7	(201.7)	(1,180.8)	6.0%	18.1%
SG&A deprec.&amort.	(108.7)		24.1	(56.5)	(141.1)	29.8%	52.0%
SG&A total	(1,222.6)		158.8	(258.3)	(1,322.0)	8.1%	21.1%
Other operating income/expenses	(2.1)		9.6	(50.9)	(43.4)	nm	nm
Normalized EBIT	1,681.2		(174.0)	142.3	1,649.6	-1.9%	8.5%
Normalized EBIT margin	35.2%				34.5%	-70 bps	-40 bps
Normalized EBITDA	1,960.6		(210.5)	250.5	2,000.6	2.0%	12.8%
Normalized EBITDA margin	41.0%				41.8%	80 bps	120 bps

Second Quarter 2016 Results July 29, 2016 Page 15

Canada

In Canada, EBITDA was R$ 708.8 million, growing 9.4% in local curreny in 2Q16, including the benefit of recent acquisitions of craft (Mill Street, Archibald & Stanley Park) and near beer brands (Mike’s Beverage Company), with an EBITDA margin of 34.9% (+40 bps). Adjusted for recent acquisitions, EBITDA was up 2.5%.

Our reported volumes grew 8.7% mainly driven by the benefit of our strategic acquisitions in the fast growing craft, ready-to-drink and cider categories and their successful integration in our distribution network, leading to the 10th quarter in a row of market share gain. Organic volumes were down -1.0%, impacted by unfavorable weather, partially offset by solid performance of Bud Light, the fastest growing brand by market share in Canada, and Stella Artois, the fastest growing brand in the High End segment. Topline growth was also supported by the successful launch of Budweiser Prohibition Brew, a world’s premiere for Budweiser in the non-alcoholic segment. NR increased organically by 1.6% as our net revenue per hectoliter increased by 2.4% mainly explained by our revenue management initiatives and the improvement of our premium mix.

Cash COGS/hl was down 1.8% driven by procurement savings and hedges, while cash SG&A increased by 3.2%, with higher investments in sales and marketing being partly offset by lower administrative expenses.

Canada results
R$ million	2Q15	Scope	Currency Translation	Organic Growth	2Q16	% As Reported	% Organic
Volume ('000 hl)	2,754.5	267.8		(27.8)	2,994.6	8.7%	-1.0%
Net revenue	1,577.9	187.6	239.6	24.8	2,030.0	28.6%	1.6%
Net revenue/hl	572.8	11.3	80.0	13.7	677.9	18.3%	2.4%
COGS	(515.2)	(92.0)	(73.5)	18.6	(662.1)	28.5%	-3.6%
COGS/hl	(187.0)	(13.9)	(24.5)	4.3	(221.1)	18.2%	-2.3%
COGS excl. deprec.&amort.	(479.5)	(89.3)	(68.9)	14.6	(623.1)	30.0%	-3.0%
COGS/hl excl. deprec. &amort	(174.1)	(14.1)	(23.0)	3.1	(208.1)	19.5%	-1.8%
Gross profit	1,062.8	95.7	166.1	43.4	1,367.9	28.7%	4.1%
Gross margin	67.4%				67.4%	bps	160 bps
SG&A excl. deprec.&amort.	(539.6)	(56.9)	(78.5)	(17.3)	(692.3)	28.3%	3.2%
SG&A deprec.&amort.	(14.2)	(1.9)	(2.1)	(1.4)	(19.6)	37.8%	9.5%
SG&A total	(553.8)	(58.8)	(80.7)	(18.7)	(711.9)	28.5%	3.4%
Other operating income/expenses	0.4	3.1	(1.2)	(8.0)	(5.7)	nm	nm
Normalized EBIT	509.3	40.0	84.3	16.7	650.3	27.7%	3.3%
Normalized EBIT margin	32.3%				32.0%	-30 bps	50 bps
Normalized EBITDA	559.2	44.5	91.0	14.0	708.8	26.7%	2.5%
Normalized EBITDA margin	35.4%				34.9%	-50 bps	40 bps

Canada results	YTD15		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD16	Reported	Organic
Volume ('000 hl)	4,587.3	357.4		(10.5)	4,934.1	7.6%	-0.2%
Net revenue	2,572.4	254.9	470.5	47.7	3,345.6	30.1%	1.9%
Net revenue/hl	560.8	11.0	95.4	10.9	678.0	20.9%	1.9%
COGS	(820.1)	(117.4)	(148.6)	(7.3)	(1,093.3)	33.3%	0.9%
COGS/hl	(178.8)	(10.8)	(30.1)	(1.9)	(221.6)	23.9%	1.0%
COGS excl. deprec.&amort.	(756.6)	(113.8)	(138.6)	(15.3)	(1,024.3)	35.4%	2.0%
COGS/hl excl. deprec. &amort	(164.9)	(11.1)	(28.1)	(3.5)	(207.6)	25.9%	2.1%
Gross profit	1,752.3	137.5	321.9	40.5	2,252.3	28.5%	2.3%
Gross margin	68.1%				67.3%	-80 bps	30 bps
SG&A excl. deprec.&amort.	(1,005.3)	(79.8)	(181.4)	(5.2)	(1,271.7)	26.5%	0.5%
SG&A deprec.&amort.	(25.8)	(3.5)	(5.3)	(3.6)	(38.2)	48.2%	14.0%
SG&A total	(1,031.0)	(83.4)	(186.7)	(8.8)	(1,309.9)	27.0%	0.9%
Other operating income/expenses	2.1	2.1	(2.2)	(14.3)	(12.2)	nm	nm
Normalized EBIT	723.4	56.3	133.0	17.5	930.2	28.6%	2.4%
Normalized EBIT margin	28.1%				27.8%	-30 bps	20 bps
Normalized EBITDA	812.6	63.5	148.3	13.1	1,037.4	27.7%	1.6%
Normalized EBITDA margin	31.6%				31.0%	-60 bps	-10 bps

Second Quarter 2016 Results July 29, 2016 Page 16

Other operating income/(expenses)

Other operating income/(expense) totaled R$ 331.1 million in 2Q16, mainly explained by government grants related to State VAT long-term tax incentives.

Other operating income/(expenses)	2Q15	2Q16	YTD15	YTD16

R$ million

Government grants/NPV of long term fiscal incentives	363.7	317.8	831.4	673.2
(Additions to)/reversals of provisions	(14.2)	(6.6)	(22.7)	(28.9)
Net gain on disposal of property, plant and equipment and intangible assets	20.9	25.3	8.4	28.2
Net other operating income	(22.2)	(5.4)	(2.1)	51.0

	348.2	331.1	815.0	723.5

Exceptional items

During the second quarter we recorded an expense of R$ 22.2 million in exceptional items (as compared to R$ 238.9 million in 2Q15).

Exceptional items	2Q15	2Q16	YTD15	YTD16

R$ million

Restructuring	(9.8)	(14.2)	(17.6)	(20.5)
Administrative process	(229.1)		(229.1)
Costs of new acquisition		(8.0)		(8.0)
Other exceptional items

	(238.9)	(22.2)	(246.7)	(28.5)

Second Quarter 2016 Results July 29, 2016 Page 17

Net finance results

Net finance results totaled an expense of R$ 899.9 million versus R$ 363.0 million in 2Q15, explained by:

(i)            Interest income of R$ 103.7 million primarily from our cash balance in BRL, USD and CAD;

(ii)           An expense of R$ 357.9 million due to interest expenses and the non cash expense related to the put option associated with our investment in the Dominican Republic (around R$ 150 million non cash impact);

(iii)          R$ 465.2 million losses on derivative instruments mainly driven by the carry cost of our FX hedges, primarily linked to our COGS exposure in Brazil and Argentina, and mark to market losses related to CAPEX hedges;

(iv)          R$ 38.8 million losses in non derivatives, which include a non cash loss of around R$ 90 million related to foreign exchange translation losses on intercompany payables and loans, which are economically offset by foreign exchange translation gains on equity.

Net finance results	2Q15	2Q16	YTD15	YTD16

R$ million

Interest income	96.5	103.7	270.0	288.8
Interest expenses	(215.2)	(357.9)	(422.8)	(718.9)
Gains/(losses) on derivative instruments	(76.6)	(465.2)	(296.2)	(882.6)
Gains/(losses) on non-derivative instruments	(63.5)	(38.8)	(182.9)	(284.1)
Taxes on financial transactions	(22.8)	(47.3)	(51.5)	(90.6)
Other financial income/(expenses), net	(81.3)	(94.3)	(161.1)	(383.7)

Net finance results	(363.0)	(899.9)	(844.7)	(2,071.2)

As of June 2016 we held a net cash position of R$ 2,182.9 million (down from R$ 10,233.3 million as of December 2015). Consolidated debt corresponded to R$ 3,633.3 million whereas cash and cash equivalents less bank overdrafts totaled R$ 5,552.3 million, down from R$ 13,617.6 million as of December 2015.

	December 2015			June 2016
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	594.0	1,560.7	2,154.6	489.2	1,243.6	1,732.8
Foreign Currency	688.6	756.2	1,444.8	1,175.9	724.6	1,900.5
Consolidated Debt	1,282.6	2,316.9	3,599.5	1,665.1	1,968.2	3,633.3

Cash and Cash Equivalents less Bank Overdrafts			13,617.6			5,552.3
Current Investment Securities			215.1			263.9

Net Debt/ (Cash)			(10,233.3)			(2,182.9)

Second Quarter 2016 Results July 29, 2016 Page 18

Provision for income tax & social contribution

The weighted nominal tax rate in the quarter was 29.5% while effective tax rate was 9.4% versus 6.1% last year, mainly due to slightly lower benefit of interest on shareholders’ equity and Other tax adjustments. Year to date, our effective tax rate is 10.0% compared to 16.8% in the first half of 2015.

The table below shows the reconciliation for income tax and social contribution provision.

			YTD15	YTD16
Income tax and social contribution
R$ million	2Q15	2Q16

Profit before tax	2,760.1	2,399.1	6,674.4	5,629.5

Adjustment on taxable basis
Non-taxable net financial and other income	106.1	(133.6)	(372.1)	(263.6)
Goverment grants (VAT)	(215.5)	(383.0)	(514.6)	(724.1)
Share of results of associates	(2.6)	(0.4)	(5.0)	(7.8)
Expenses not deductible	222.2	204.1	322.1	464.5
Foreign profits taxed in Brazil	171.1	529.1	140.7	1,008.1
	3,041.4	2,615.3	6,245.6	6,106.6
Aggregated weighted nominal tax rate	30.7%	29.5%	31.7%	30.3%
Taxes – nominal rate	(932.6)	(772.6)	(1,980.8)	(1,852.0)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	534.0	425.4	1,021.6	1,118.7
Tax benefit - amortization on tax books	35.6	35.5	71.2	71.1
Other tax adjustments	193.8	85.2	(232.7)	99.3
Income tax and social contribution expense	(169.2)	(226.6)	(1,120.7)	(563.0)
Effective tax rate	6.1%	9.4%	16.8%	10.0%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of June 30th, 2016.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,721,882,205	61.9%
FAHZ	1,568,630,401	10.0%
Market	4,407,976,575	28.1%
Outstanding	15,698,489,181	100.0%
Treasury	19,126,238
TOTAL	15,717,615,419
Free float BM&FBovespa	3,059,478,270	19.5%
Free float NYSE	1,348,498,305	8.6%

Second Quarter 2016 Results July 29, 2016 Page 19

Reconciliation between normalized EBITIDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q15	2Q16	YTD15	YTD16
Profit - Ambev holders	2,508.7	2,046.2	5,319.3	4,813.0
Non-controlling interest	82.2	126.4	234.4	253.5
Income tax expense	169.2	226.6	1,120.7	563.0
Profit before taxes	2,760.1	2,399.1	6,674.4	5,629.5
Share of results of associates	(2.6)	(0.4)	(5.0)	(7.8)
Net finance results	363.0	899.9	844.7	2,071.2
Exceptional items	238.9	22.2	246.7	28.5
Normalized EBIT	3,359.4	3,320.8	7,760.8	7,721.3
Depreciation & amortization - total	763.9	883.8	1,435.5	1,747.7
Normalized EBITDA	4,123.3	4,204.6	9,196.3	9,469.0

Second Quarter 2016 Results July 29, 2016 Page 20

Q2 2016 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Ricardo Rittes Chief Financial and Investor Relations Officer

Language:	English

Date:	July 29th, 2016 (Friday)

Time:	12:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (844) 839-2182
	International participants	+ 1 (412) 317-2503

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.neo1.net/Cover.aspx?PlatformId=WYeOPMt9uU8U3LunRBUG7g%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10088973 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima (+55 11) 2122-1415 marino.lima@ambev.com.br	Andre Thomaz (+55 11) 2122-1414 andre.thomaz@ambev.com.br

www.ambev.com.br/investidores

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Second Quarter 2016 Results July 29, 2016 Page 21

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	2Q15	2Q16%		2Q15	2Q16%		2Q15	2Q16%
Volumes (000 hl)	18,501	17,660	-4.5%	6,817	6,462	-5.2%	25,317	24,122	-4.7%

R$ million
Net sales	4,609.2	4,701.6	2.0%	849.3	851.0	0.2%	5,458.5	5,552.6	1.7%
% of total	46.5%	45.3%		8.6%	8.2%		55.1%	53.5%
COGS	(1,547.7)	(1,634.0)	5.6%	(406.4)	(430.2)	5.8%	(1,954.1)	(2,064.2)	5.6%
% of total	41.0%	42.0%		10.8%	11.0%		51.8%	53.0%
Gross profit	3,061.6	3,067.6	0.2%	442.8	420.8	-5.0%	3,504.4	3,488.4	-0.5%
% of total	49.9%	47.3%		7.2%	6.5%		57.1%	53.8%
SG&A	(1,542.5)	(1,694.2)	9.8%	(209.2)	(239.8)	14.6%	(1,751.6)	(1,934.0)	10.4%
% of total	49.4%	48.5%		6.7%	6.9%		56.1%	55.4%
Other operating income/(expenses)	290.6	282.5	-2.8%	45.6	71.8	57.4%	336.2	354.3	5.4%
% of total	83.4%	85.3%		13.1%	21.7%		96.5%	107.0%
Normalized EBIT	1,809.6	1,655.8	-8.5%	279.3	252.9	-9.5%	2,089.0	1,908.7	-8.6%
% of total	53.9%	49.9%		8.3%	7.6%		62.2%	57.5%
Normalized EBITDA	2,185.3	2,133.8	-2.4%	360.3	343.5	-4.7%	2,545.6	2,477.3	-2.7%
% of total	53.0%	50.7%		8.7%	8.2%		61.7%	58.9%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-33.6%	-34.8%		-47.9%	-50.5%		-35.8%	-37.2%
Gross profit	66.4%	65.2%		52.1%	49.5%		64.2%	62.8%
SG&A	-33.5%	-36.0%		-24.6%	-28.2%		-32.1%	-34.8%
Other operating income/(expenses)	6.3%	6.0%		5.4%	8.4%		6.2%	6.4%
Normalized EBIT	39.3%	35.2%		32.9%	29.7%		38.3%	34.4%
Normalized EBITDA	47.4%	45.4%		42.4%	40.4%		46.6%	44.6%

Per hectoliter - (R$/hl)
Net sales	249.1	266.2	6.9%	124.6	131.7	5.7%	215.6	230.2	6.8%
COGS	(83.7)	(92.5)	10.6%	(59.6)	(66.6)	11.7%	(77.2)	(85.6)	10.9%
Gross profit	165.5	173.7	5.0%	65.0	65.1	0.2%	138.4	144.6	4.5%
SG&A	(83.4)	(95.9)	15.1%	(30.7)	(37.1)	20.9%	(69.2)	(80.2)	15.9%
Other operating income/(expenses)	15.7	16.0	1.8%	6.7	11.1	66.1%	13.3	14.7	10.6%
Normalized EBIT	97.8	93.8	-4.1%	41.0	39.1	-4.5%	82.5	79.1	-4.1%
Normalized EBITDA	118.1	120.8	2.3%	52.9	53.2	0.6%	100.5	102.7	2.1%

Ambev - Segment financial information
Organic results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	2Q15	2Q16%		2Q15	2Q16%		2Q15	2Q16%		2Q15	2Q16%
Volumes (000 hl)	7,729	6,202	-19.8%	2,159	2,350	8.8%	2,755	2,995	-1.0%	37,960	35,668	-6.7%

R$ million
Net sales	2,153.2	1,813.4	2.6%	720.3	981.2	19.9%	1,577.9	2,030.0	1.6%	9,910.0	10,377.2	3.2%
% of total	21.7%	17.5%		7.3%	9.5%		15.9%	19.6%		100.0%	100.0%
COGS	(927.1)	(728.1)	-8.4%	(378.3)	(440.3)	2.4%	(515.2)	(662.1)	-3.6%	(3,774.6)	(3,894.6)	0.6%
% of total	24.6%	18.7%		10.0%	11.3%		13.6%	17.0%		100.0%	100.0%
Gross profit	1,226.1	1,085.4	11.0%	342.1	540.9	39.2%	1,062.8	1,367.9	4.1%	6,135.4	6,482.6	4.8%
% of total	20.0%	16.7%		5.6%	8.3%		17.3%	21.1%		100.0%	100.0%
SG&A	(620.9)	(582.4)	15.6%	(197.8)	(264.6)	17.5%	(553.8)	(711.9)	3.4%	(3,124.2)	(3,492.9)	10.4%
% of total	19.9%	16.7%		6.3%	7.6%		17.7%	20.4%		100.0%	100.0%
Other operating income/(expenses)	13.3	(15.7)	nm	(1.6)	(1.8)	-44.9%	0.4	(5.7)	nm	348.2	331.1	-6.7%
% of total	3.8%	-4.7%		-0.5%	-0.5%		0.1%	-1.7%		100.0%	100.0%
Normalized EBIT	618.5	487.3	0.6%	142.6	274.6	70.3%	509.3	650.3	3.3%	3,359.4	3,320.8	-1.8%
% of total	18.4%	14.7%		4.2%	8.3%		15.2%	19.6%		100.0%	100.0%
Normalized EBITDA	768.0	664.9	8.7%	250.5	353.6	25.1%	559.2	708.8	2.5%	4,123.3	4,204.6	1.8%
% of total	18.6%	15.8%		6.1%	8.4%		13.6%	16.9%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-43.1%	-40.1%		-52.5%	-44.9%		-32.6%	-32.6%		-38.1%	-37.5%
Gross profit	56.9%	59.9%		47.5%	55.1%		67.4%	67.4%		61.9%	62.5%
SG&A	-28.8%	-32.1%		-27.5%	-27.0%		-35.1%	-35.1%		-31.5%	-33.7%
Other operating income/(expenses)	0.6%	-0.9%		-0.2%	-0.2%		0.0%	-0.3%		3.5%	3.2%
Normalized EBIT	28.7%	26.9%		19.8%	28.0%		32.3%	32.0%		33.9%	32.0%
Normalized EBITDA	35.7%	36.7%		34.8%	36.0%		35.4%	34.9%		41.6%	40.5%

Per hectoliter - (R$/hl)
Net sales	278.6	292.4	27.9%	333.7	417.6	10.2%	572.8	677.9	2.3%	261.1	290.9	10.6%
COGS	(120.0)	(117.4)	14.1%	(175.2)	(187.4)	-5.9%	(187.0)	(221.1)	-2.2%	(99.4)	(109.2)	7.8%
Gross profit	158.6	175.0	38.3%	158.4	230.2	27.9%	385.8	456.8	4.7%	161.6	181.7	12.3%
SG&A	(80.3)	(93.9)	44.0%	(91.6)	(112.6)	7.9%	(201.1)	(237.7)	4.0%	(82.3)	(97.9)	18.4%
Other operating income/(expenses)	1.7	(2.5)	nm	(0.8)	(0.8)	-149.3%	0.1	(1.9)	nm	9.2	9.3	-0.1%
Normalized EBIT	80.0	78.6	25.3%	66.0	116.9	56.5%	184.9	217.1	4.0%	88.5	93.1	5.3%
Normalized EBITDA	99.4	107.2	35.4%	116.0	150.5	14.9%	203.0	236.7	3.3%	108.6	117.9	9.1%

.

Second Quarter 2016 Results July 29, 2016 Page 22

Ambev - Segment financial information
Organic Results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	YTD15	YTD16%		YTD15	YTD16%		YTD15	YTD16%
Volumes (000 hl)	40,580	37,527	-7.5%	14,032	13,403	-4.5%	54,612	50,930	-6.7%

R$ million
Net sales	10,176.8	10,011.4	-1.6%	1,800.0	1,799.3	0.0%	11,976.9	11,810.7	-1.4%
% of total	49.2%	45.6%		8.7%	8.2%		57.9%	53.8%
COGS	(3,204.8)	(3,233.4)	0.9%	(822.3)	(843.8)	2.6%	(4,027.1)	(4,077.2)	1.2%
% of total	43.4%	41.2%		11.1%	10.7%		54.5%	51.9%
Gross profit	6,972.0	6,778.0	-2.8%	977.8	955.5	-2.3%	7,949.8	7,733.5	-2.7%
% of total	52.5%	48.1%		7.4%	6.8%		59.8%	54.9%
SG&A	(3,233.7)	(3,430.2)	6.1%	(477.6)	(495.5)	3.7%	(3,711.3)	(3,925.7)	5.8%
% of total	51.0%	48.4%		7.5%	7.0%		58.5%	55.4%
Other operating income/(expenses)	716.4	619.2	-13.6%	96.6	155.0	60.4%	813.0	774.2	-4.8%
% of total	87.9%	85.6%		11.9%	21.4%		99.8%	107.0%
Normalized EBIT	4,454.7	3,967.1	-10.9%	596.7	614.9	3.0%	5,051.4	4,582.0	-9.3%
% of total	57.4%	51.4%		7.7%	8.0%		65.1%	59.3%
Normalized EBITDA	5,197.6	4,906.2	-5.6%	756.7	792.5	4.7%	5,954.3	5,698.6	-4.3%
% of total	56.5%	51.8%		8.2%	8.4%		64.7%	60.2%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-31.5%	-32.3%		-45.7%	-46.9%		-33.6%	-34.5%
Gross profit	68.5%	67.7%		54.3%	53.1%		66.4%	65.5%
SG&A	-31.8%	-34.3%		-26.5%	-27.5%		-31.0%	-33.2%
Other operating income/(expenses)	7.0%	6.2%		5.4%	8.6%		6.8%	6.6%
Normalized EBIT	43.8%	39.6%		33.2%	34.2%		42.2%	38.8%
Normalized EBITDA	51.1%	49.0%		42.0%	44.0%		49.7%	48.2%

Per hectoliter - (R$/hl)
Net sales	250.8	266.8	6.4%	128.3	134.2	4.7%	219.3	231.9	5.7%
COGS	(79.0)	(86.2)	9.1%	(58.6)	(63.0)	7.4%	(73.7)	(80.1)	8.6%
Gross profit	171.8	180.6	5.1%	69.7	71.3	2.3%	145.6	151.8	4.3%
SG&A	(79.7)	(91.4)	14.7%	(34.0)	(37.0)	8.6%	(68.0)	(77.1)	13.4%
Other operating income/(expenses)	17.7	16.5	-6.5%	6.9	11.6	68.0%	14.9	15.2	2.1%
Normalized EBIT	109.8	105.7	-3.7%	42.5	45.9	7.9%	92.5	90.0	-2.7%
Normalized EBITDA	128.1	130.7	2.1%	53.9	59.1	9.6%	109.0	111.9	2.6%

Ambev - Segment financial information
Organic Results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	YTD15	YTD16%		YTD15	YTD16%		YTD15	YTD16%		YTD15	YTD16%
Volumes (000 hl)	17,797	15,219	-14.5%	4,144	4,542	9.6%	4,587	4,934	-0.2%	81,141	75,625	-7.2%

R$ million
Net sales	4,782.4	4,787.3	9.5%	1,347.1	1,998.8	19.7%	2,572.4	3,345.6	1.9%	20,678.8	21,942.3	2.9%
% of total	23.1%	21.8%		6.5%	9.1%		12.4%	15.2%		100.0%	100.0%
COGS	(1,876.6)	(1,772.3)	0.2%	(664.7)	(912.1)	10.4%	(820.1)	(1,093.3)	0.9%	(7,388.5)	(7,854.9)	1.7%
% of total	25.4%	22.6%		9.0%	11.6%		11.1%	13.9%		100.0%	100.0%
Gross profit	2,905.9	3,015.0	15.5%	682.4	1,086.6	28.7%	1,752.3	2,252.3	2.3%	13,290.3	14,087.4	3.5%
% of total	21.9%	21.4%		5.1%	7.7%		13.2%	16.0%		100.0%	100.0%
SG&A	(1,222.6)	(1,322.0)	21.1%	(379.6)	(532.0)	13.0%	(1,031.0)	(1,309.9)	0.9%	(6,344.6)	(7,089.6)	8.3%
% of total	19.3%	18.6%		6.0%	7.5%		16.3%	18.5%		100.0%	100.0%
Other operating income/(expenses)	(2.1)	(43.4)	nm	2.0	4.9	114.9%	2.1	(12.2)	nm	815.0	723.5	-12.5%
% of total	-0.3%	-6.0%		0.2%	0.7%		0.3%	-1.7%		100.0%	100.0%
Normalized EBIT	1,681.2	1,649.6	8.5%	304.7	559.6	48.7%	723.4	930.2	2.4%	7,760.8	7,721.3	-2.1%
% of total	21.7%	21.4%		3.9%	7.2%		9.3%	12.0%		100.0%	100.0%
Normalized EBITDA	1,960.6	2,000.6	12.8%	468.8	732.3	26.5%	812.6	1,037.4	1.6%	9,196.3	9,469.0	1.4%
% of total	21.3%	21.1%		5.1%	7.7%		8.8%	11.0%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-39.2%	-37.0%		-49.3%	-45.6%		-31.9%	-32.7%		-35.7%	-35.8%
Gross profit	60.8%	63.0%		50.7%	54.4%		68.1%	67.3%		64.3%	64.2%
SG&A	-25.6%	-27.6%		-28.2%	-26.6%		-40.1%	-39.2%		-30.7%	-32.3%
Other operating income/(expenses)	0.0%	-0.9%		0.1%	0.2%		0.1%	-0.4%		3.9%	3.3%
Normalized EBIT	35.2%	34.5%		22.6%	28.0%		28.1%	27.8%		37.5%	35.2%
Normalized EBITDA	41.0%	41.8%		34.8%	36.6%		31.6%	31.0%		44.5%	43.2%

Per hectoliter - (R$/hl)
Net sales	268.7	314.6	28.1%	325.0	440.1	9.2%	560.8	678.0	1.9%	254.9	290.1	10.9%
COGS	(105.4)	(116.5)	17.1%	(160.4)	(200.8)	0.7%	(178.8)	(221.6)	1.0%	(91.1)	(103.9)	9.6%
Gross profit	163.3	198.1	35.1%	164.7	239.2	17.4%	382.0	456.5	2.4%	163.8	186.3	11.6%
SG&A	(68.7)	(86.9)	41.6%	(91.6)	(117.1)	3.1%	(224.8)	(265.5)	1.0%	(78.2)	(93.7)	16.7%
Other operating income/(expenses)	(0.1)	(2.9)	nm	0.5	1.1	96.1%	0.5	(2.5)	nm	10.0	9.6	-5.7%
Normalized EBIT	94.5	108.4	26.8%	73.5	123.2	35.7%	157.7	188.5	2.5%	95.6	102.1	5.5%
Normalized EBITDA	110.2	131.5	31.9%	113.1	161.2	15.4%	177.1	210.2	1.7%	113.3	125.2	9.3%

.

Second Quarter 2016 Results July 29, 2016 Page 23

CONSOLIDATED BALANCE SHEET	June 2016	December 2015
R$ million
Assets
Current assets
Cash and cash equivalents	5,729.7	13,620.2
Investment securities	263.9	215.1
Derivative financial instruments	303.1	1,512.4
Trade receivables	3,445.8	4,165.7
Inventories	4,403.9	4,338.2
Income tax and social contributions receivable	2,491.9	2,398.6
Other taxes receivable	740.7	796.3
Other assets	1,182.5	1,268.0
	18,561.5	28,314.5
Non-current assets
Investment securities	87.8	118.6
Derivative financial instruments	15.4	51.4
Income tax and social contributions receivable	4.5	557.4
Deferred tax assets	2,727.7	2,749.8
Other taxes receivable	258.4	335.4
Other assets	1,898.6	2,140.2
Employee benefits	17.1	8.6
Investments in associates	380.8	714.9
Property, plant and equipment	18,259.9	19,140.1
Intangible assets	4,800.9	5,092.2
Goodwill	29,644.1	30,953.1
	58,095.2	61,861.7

Total assets	76,656.7	90,176.2

Equity and liabilities
Current liabilities
Trade payables	8,094.5	11,833.7
Derivative financial instruments	1,207.8	4,673.0
Interest-bearing loans and borrowings	1,665.1	1,282.6
Bank overdrafts	177.4	2.5
Payroll and social security payables	688.0	915.5
Dividends and interest on shareholder´s equity payable	2,613.8	598.6
Income tax and social contribution payable	723.7	1,245.3
Taxes and contributions payable	1,663.1	3,096.9
Other liabilities	4,943.0	6,370.7
Provisions	118.5	123.1
	21,894.9	30,141.9
Non-current liabilities
Trade payables	236.6	110.1
Derivative financial instruments	16.1	145.1
Interest-bearing loans and borrowings	1,968.2	2,316.9
Deferred tax liabilities	2,204.8	2,473.5
Taxes and contributions payable	554.6	910.0
Other liabilities	1,315.0	1,023.7
Provisions	435.4	499.5
Employee benefits	1,968.5	2,221.9
	8,699.2	9,700.7

Total liabilities	30,594.1	39,842.6

Equity
Issued capital	57,614.1	57,614.1
Reserves	60,612.1	62,574.8
Comprehensive income	(76,698.1)	(71,857.0)
Retained earnings	2,772.9	-
Equity attributable to equity holders of Ambev	44,301.0	48,331.9
Non-controlling interests	1,761.6	2,001.7
Total Equity	46,062.6	50,333.6

Total equity and liabilities	76,656.7	90,176.2

Second Quarter 2016 Results July 29, 2016 Page 24

CONSOLIDATED STATEMENT OF OPERATIONS				YTD15
R$ million	2Q16	2Q15	YTD16

Net sales	10,377.2	9,910.0	21,942.3	20,678.8
Cost of sales	(3,894.6)	(3,774.6)	(7,854.9)	(7,388.5)
Gross profit	6,482.6	6,135.4	14,087.4	13,290.3

Sales and marketing expenses	(2,939.4)	(2,587.2)	(6,002.4)	(5,286.1)
Administrative expenses	(553.6)	(537.0)	(1,087.2)	(1,058.5)
Other operating income/(expenses)	331.1	348.2	723.5	815.0

Normalized EBIT	3,320.8	3,359.4	7,721.3	7,760.8

Exceptional items	(22.2)	(238.9)	(28.5)	(246.7)

Income from operations (EBIT)	3,298.6	3,120.5	7,692.8	7,514.1

Net finance results	(899.9)	(363.0)	(2,071.2)	(844.7)
Share of results of associates	0.4	2.6	7.8	5.0

Profit before income tax	2,399.1	2,760.1	5,629.5	6,674.4

Income tax expense	(226.6)	(169.2)	(563.0)	(1,120.7)

Profit	2,172.5	2,590.8	5,066.5	5,553.7
Attributable to:
Equity holders of Ambev	2,046.2	2,508.7	4,813.0	5,319.3
Non-controlling interest	126.4	82.2	253.5	234.4

Basic earnings per share (common)	0.13	0.16	0.31	0.34
Diluted earnings per share (common)	0.13	0.16	0.30	0.34

Normalized Profit	2,194.7	2,829.7	5,095.0	5,800.4

Normalized basic earnings per share (common)	0.13	0.17	0.31	0.35
Normalized diluted earnings per share (common)	0.13	0.17	0.31	0.35

Nº of basic shares outstanding	15,736.9	15,731.5	15,741.6	15,724.6
Nº of diluted shares outstanding	15,854.2	15,851.7	15,859.0	15,844.8

Second Quarter 2016 Results July 29, 2016 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS				YTD15
R$ million	2Q16	2Q15	YTD16
Cash Flows from Operating Activities
Profit	2,172.5	2,590.8	5,066.5	5,553.7
Depreciation, amortization and impairment	883.8	763.9	1,747.7	1,435.4
Impairment losses on receivables and inventories	47.7	16.1	71.9	72.4
Additions/(reversals) in provisions and employee benefits	59.3	276.3	150.2	324.3
Net finance cost	899.9	363.0	2,071.2	844.7
Loss/(gain) on sale of property, plant and equipment and intangible assets	(25.3)	2.9	(28.2)	15.4
Gain on sale of operations in subsidiaries		(23.8)		(23.8)
Equity-settled share-based payment expense	47.6	42.2	85.5	88.1
Income tax expense	226.6	169.2	563.0	1,120.7
Share of result of associates	(0.4)	(2.6)	(7.8)	(5.0)
Other non-cash items included in the profit	(245.1)	(192.9)	(709.6)	(342.3)
Cash flow from operating activities before changes in working capital and use of provisions	4,066.8	4,005.2	9,010.3	9,083.5
Decrease/(increase) in trade and other receivables	(383.4)	30.0	638.1	204.3
Decrease/(increase) in inventories	272.6	224.7	(411.0)	(520.1)
Increase/(decrease) in trade and other payables	(1,483.1)	83.0	(4,506.5)	(605.5)
Cash generated from operations	2,472.8	4,343.0	4,731.0	8,162.1
Interest paid	(318.5)	(96.6)	(464.3)	(331.7)
Interest received	363.3	79.5	407.9	593.5
Dividends received	5.3	9.5	25.1	12.5
Income tax paid	(440.9)	(463.3)	(4,832.6)	(1,332.1)
Cash flow from operating activities	2,081.9	3,872.1	(132.9)	7,104.3
Proceeds from sale of property, plant, equipment and intangible assets	33.2	10.4	48.8	17.2
Proceeds from sale of operations in subsidiaries		88.1		88.1
Acquisition of property, plant, equipment and intangible assets	(1,151.3)	(1,187.2)	(1,858.5)	(1,906.6)
Acquisition of subsidiaries, net of cash acquired	(137.7)	(196.0)	(1,832.9)	(244.0)
Acquisition of other investments		(9.2)		(109.2)
Investment in debt securities and net proceeds of debt securities	(61.5)	252.2	(39.5)	(90.8)
Net acquisition of other assets	0.0	1.7	0.1	1.8
Cash flow used in investing activities	(1,317.2)	(1,039.9)	(3,682.0)	(2,243.6)
Capital increase		2.9		9.9
Repurchase of shares	(5.0)	(404.4)	(4.5)	(454.7)
Proceeds from borrowings	130.1	21.7	903.2	3,900.9
Repayment of borrowings	(308.0)	(147.8)	(535.5)	(4,990.9)
Cash net finance costs other than interests	(794.2)	(576.0)	(1,937.0)	(426.1)
Payment of finance lease liabilities	(0.8)	(0.9)	(1.6)	(1.4)
Dividends and interest on shareholders’ equity paid	(86.4)	(1,627.8)	(2,186.0)	(6,589.6)
Cash flow used in financing activities	(1,064.2)	(2,732.2)	(3,761.4)	(8,551.9)
Net increase/(decrease) in Cash and cash equivalents	(299.6)	100.0	(7,576.4)	(3,691.2)
Cash and cash equivalents less bank overdrafts at beginning of period	6,007.3	6,779.7	13,617.6	9,623.0
Effect of exchange rate fluctuations	(155.4)	(172.2)	(489.0)	775.8
Cash and cash equivalents less bank overdrafts at end of period	5,552.3	6,707.6	5,552.3	6,707.6

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer